UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Release Time	IMMEDIATE
Date	10 November 2022
Number	36/22

To	Australian Securities Exchange

CC	New York Stock Exchange

BHP ANNUAL GENERAL MEETING 2022 SPEECHES AND PRESENTATION

The following documents are attached and will be presented at the 2022 Annual General Meeting of BHP Group Limited to be held today:

1.	Chair address

2.	CEO address

3.	AGM presentation

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations
Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715
Europe, Middle East and Africa
Europe, Middle East and Africa	James Bell
Neil Burrows	Tel: +44 2078 027 144
Tel: +44 20 7802 7484	Mobile: +44 7961 636 432
Mobile: +44 7786 661 683
Americas
Americas	Monica Nettleton
Renata Fernandez	Mobile: +1 (416) 518-6293
Tel: +56 9 8229 5357

BHP Group Limited ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Registered Office: Level 18, 171 Collins Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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BHP Group Limited Annual General Meeting

10 November 2022

Ken MacKenzie, Chair

In January, at our General Meeting, I commented that BHP was in a strong position.

The 2022 financial year results – delivered in a challenging climate of uncertainty and change – demonstrate that strength.

I would like to take this opportunity to explain why we believe your company is well positioned today, and more importantly the key elements we are working on to ensure BHP is well positioned for tomorrow, namely:

•	Our approach to safety, culture and capability,

•	Our portfolio positioning for the future,

•	Our continued capital discipline, and

•	Our focus on social value.

Safety and culture

I want to begin with safety because it has been, and will continue to be, our number one priority.

2022 marked another fatality-free year for BHP.

That means your company has gone more than three-and-a-half years without a workplace fatality.

Our safety indicators have continued to improve.

For instance, we experienced fewer High Potential Incidents –which are those that could cause significant injury or fatality.

But we are not just focused on operational safety.

Our commitment to safety extends to the total elimination of sexual harassment, racism and bullying in BHP workplaces.

That is why I want to apologise to all those who have experienced or continue to experience, any form of sexual harassment, racism or bullying anywhere at BHP.

We are determined to eliminate these harmful behaviours.

At BHP, we are committed to providing a safe, inclusive, and supportive workplace culture where everyone can bring the best of themselves to work.

BHP Group Limited Annual General Meeting

10 November 2022

Although we are making progress in these areas, we know we have a lot more to do.

An essential global role

We recognize the important contribution BHP can make both within our industry and to global economic development.

BHP has supplied the resources the world needs for almost 140 years.

Over that period, as the world has changed, BHP has continually adapted, to keep supplying essential commodities, safely, efficiently, and sustainably.

Your Board and management team are the stewards of this successful history.

Our collective responsibility is to plan and prepare for the future of BHP – with the next 140 years in mind.

This means we need to plan and prepare for the long-term because mines are long-life investments with a substantial upfront capital commitment that can positively transform the regions in which they are established.

Positioning for the future

This is why positioning the portfolio for the future is so important.

This is a very different company to what it was when we gathered virtually a year ago.

It is a company fundamentally repositioned – and better positioned – for the future.

In the past year, BHP has:

•	Unified our corporate structure, becoming simpler, more efficient, and more agile;

•	We have merged our petroleum business with Woodside – and, in the process, created a top-10 independent energy provider and given BHP shareholders further choice about their investment in oil and gas;

•	We simplified our coal portfolio to focus on higher-quality metallurgical coal used for steel making; and

•	finally, we approved the investment in our new Jansen potash mine in Canada.

Potash is a new commodity for BHP which has the potential to deliver value for a century or more.

BHP Group Limited Annual General Meeting

10 November 2022

The changes we have made across BHP align your company with the megatrends of decarbonisation, population growth, and demand for higher standards of living.

According to our modelling, to deliver our Paris-aligned 1.5-degree scenario, the demand for copper, nickel and steel will grow to enable the infrastructure and products required for the energy transition.

Our portfolio has some of the best assets in the world to meet this increase in demand.

•	WAIO – is the lowest-cost major iron ore business in the world, and one of the lowest emission intensity iron ore operations.[1]

•	Escondida – is the largest copper mine in the world, with the largest copper endowment.

•	Nickel West – holds the second-largest nickel sulphide endowment, and, again, has one of the lowest production emission intensities.

•	While our metallurgical coal business, BMA, is one of the world’s premier suppliers of higher-quality metallurgical coal for steelmaking.

•	The Jansen Potash Project is also expected to be one of the world’s largest, and lowest cost potash mines when it comes into production.

Managing uncertainty

While we are well positioned for the future, we also spent 2022 navigating significant uncertainty.

The short-term outlook is complex:

•	The geopolitical landscape continues to change;

•	Economic conditions remain uncertain;

•	There are ongoing labour and skills shortages; and

•	Countries are emerging from the impact of the global pandemic at different paces

[1]	BHP’s iron ore emissions intensity curve is based on CY2021 data estimates from Skarn Associates for seaborne iron ore operations. For more information see page 45 of the BHP Annual Report 2022.

BHP Group Limited Annual General Meeting

10 November 2022

Strong financial performance

Despite the challenging environment, your company delivered strong operational and financial results in 2022.

Our financial performance included:

•	Record EBITDA of US$40.6 billion – up 16 per cent.

•	Free cash flow of US$25.2 billion – up 30 per cent.

•	Return on capital employed of 48.7 per cent.

•	And a further strengthening of our balance sheet with net debt at less than US $400 million.

These results are due to the extraordinary efforts of all the people at BHP and to the leadership of Mike Henry and his management team.

This performance enabled the Board to declare a total dividend of US$3.25 per share, bringing BHP’s cash returns to shareholders for the year to a record US$16.4 billion.

We also distributed a further US$19.6 billion in value as an in-specie dividend through the merger of our Petroleum business with Woodside.

Combined, that’s US$36 billion in value returned to shareholders in 2022.

And this is just one part of BHP’s total economic contribution, which is a measure of the financial value we create through our employment, taxes and royalties, payments to our suppliers, community contributions and, yes, dividends to shareholders.

In the last financial year, our global economic contribution topped US$78 billion and this includes over US$57 billion in Australia… with BHP paying close to 10 per cent of all corporate tax in Australia.

Social value

Our Total Economic Contribution is important because it relates to BHP’s focus on long term shareholder value and social value.

In June, we released our new Social Value Framework.

This Framework spells out our priorities and approach to social value creation – and sets targets and goals for 2030 in the vital areas of:

BHP Group Limited Annual General Meeting

10 November 2022

•	decarbonisation,

•	the environment,

•	Indigenous partnerships,

•	workforce,

•	communities, and

•	supply chains.

Our approach is deliberate and proactive – measuring the social and financial impact of our choices – and it is delivering tangible outcomes.

For example:

•	We have reduced operational greenhouse gas emissions by 24 per cent from our base line year – and we are on track to achieve our goal of at least a 30 per cent reduction by FY2030;

•	We have reduced our freshwater withdrawals by nearly 30 per cent on our baseline year; and

•	We have increased female participation in our workforce to 33 per cent, up from 17 per cent in 2016 – which was the year we set our aspirational goal of gender balance by FY2025.

And today we are also releasing our revised Global Indigenous Peoples Policy.

Our revised Policy is based on consultation with Indigenous Peoples, global stakeholders and employees.

This Policy Statement sets out our commitment to respecting Indigenous Peoples’ rights, listening to their voices and perspectives and embedding that knowledge into how we work in partnership to achieve mutually beneficial outcomes.

This focus on partnership and mutual benefit is crucial to our business as our operations are often on or near the traditional lands of Indigenous Peoples. I am delighted to announce this next step in strengthening our approach.

Conclusion

In conclusion, I want to come back to the strength of your company.

Our position – as demonstrated in the 2022 financial year results – is a credit to the efforts of thousands of BHP people over the past year.

Our success is the product of their relentless focus on safety, culture and capability, the positioning of our portfolio, capital discipline and social value.

BHP Group Limited Annual General Meeting

10 November 2022

Our success is also a credit to the support of our stakeholders. With that in mind, I want to thank you, our shareholders, for your continued support and for investing in the future of BHP. It is now my pleasure to invite your CEO Mike Henry to speak with you.

Thank you.

BHP Group Limited Annual General Meeting

10 November 2022

Mike Henry, Chief Executive Officer

Thanks Ken. It really is great that we can once again hold this event in person and to see so many faces in the audience.

This was a big year for BHP. A safe and successful year. Successful in terms of performance – both operational and financial – and in terms of our strategic transformation to better position the company for the future.

As Ken has touched on, we reshaped our portfolio, increasing our relative exposure to businesses that will generate greater long-term value and returns for shareholders.

We unified our corporate structure. We are more agile, efficient and profitable.

We set out our Climate Transition Action Plan, which received strong support from shareholders, and our Social Value Framework – which goes to how we will ensure we maximise the value we create with and for the various stakeholders who support or rely upon BHP.

All of this was achieved in the face of significant challenges in our operating environment – high inflation, tight labour markets, ongoing Covid impacts, disrupted supply chains, and the war in Ukraine.

This was only possible with the incredible combined effort of 80,000 employees and contractors across BHP, and I really do want to thank them for their hard work and commitment.

The combined megatrends of global decarbonisation, electrification, population growth and increasing living standards are going to mean even greater demand for many metals and minerals.

Being positioned to ride the tide of global trends like these is part of what has enabled BHP value growth historically.

We are continuing this track record of transforming BHP to meet the needs of the world.

We are positioning BHP at the centre of the opportunity these megatrends present.

BHP Group Limited Annual General Meeting

10 November 2022

I’ll speak more about this shortly, but first, I’d like to mention some highlights from the last financial year.

Financial highlights

We continued to deliver strong operational and financial performance, and delivered a number of performance records.

We achieved record shipments from our iron ore business here in Western Australia for the third year running.

In copper, Escondida in Chile had record material mined and near-record concentrator throughput, while Olympic Dam in South Australia performed strongly after planned smelter maintenance.

The Olympic Dam asset is showing much better operational reliability in recent years, reflecting the investments we have made over the past five years in asset integrity and on building capability.

Our reliable operational performance enabled us to capture maximum benefit from high commodity prices, and deliver strong financial results, including record returns to shareholders, and contributions to governments.

Our results demonstrate the positive momentum we have built over a number of years.

I hope our ability to consistently deliver financially and operationally – in parallel with the transformative changes we are making to set BHP up for a bright future – is a source of confidence for you, our shareholders.

At the heart of our resilient, strong results and of our ability to grow value lies our people and our culture.

We have invested and continue to invest significant effort in making BHP a better, more inclusive place to work. A place that is more creative and agile. Where people look out for one another. And where we are able to tap into the ingenuity, motivation and discretionary effort of our teams.

It is not a coincidence that our safety and operational performance has improved hand-in-hand with this focus on culture and the strong progress we have made in achieving a more gender-balanced workforce.

BHP Group Limited Annual General Meeting

10 November 2022

We have increased female participation from 17% to 33% over the past six years – and we have increased Indigenous and First Nations employment to now represent more than 8% of our operational workforce in Australia and in Chile, and more than 7% in our Jansen Potash Project in Canada.

We have also increased the proportion of the workforce with permanent jobs in Australia by almost 60 per cent since 2017, adding more than 10,000 permanent jobs.

The combination of culture and capability provides us with enduring competitive advantage, allowing us to operate more safely, to reduce our impact on the environment, and to generate higher value from our assets.

Notwithstanding how far we have come, it is not yet far enough.

We have not yet been successful in stopping damaging behaviour in BHP sites and villages – this includes sexual harassment, racism and bullying.

I am deeply sorry and apologise to those who have experienced, or continue to experience, any form of sexual harassment, racism or bullying anywhere at BHP.

I am fiercely determined to do everything I can to stop this conduct.

I speak on behalf of the whole of the senior management team in this regard.

We are continuing to take action. In the past year, we have spent more than US$200 million in upgrades to security at accommodation villages, with faster progress constrained only by the supply chain’s ability to keep up with us.

We have enhanced our training programs, including for both leaders and bystanders, and we have established and improved our support services.

I know we have more to do and this is a priority that is reflected in my and our team’s performance measures.

Like with sexual harassment, two years ago we took the decision to elevate all claims of racism to our most serious category of investigation under our Ethics Point process, and more recently we have stood up a specific dedicated effort to stamp out racism across BHP.

BHP Group Limited Annual General Meeting

10 November 2022

Eight months ago I asked Vandita Pant to lead this effort at an executive level and in the period since employees and contractors across ten locations and eight countries have participated in sessions where we have been able to hear about their experiences.

A dedicated project management office has also been established to progress our work towards eliminating this behaviour and ensuring an environment in which people from all backgrounds can thrive.

As I said, people are the heart of our business and we must provide a safe, inclusive and supportive workplace that engages and empowers everyone, every day.

A key means of truly empowering our people is the BHP Operating System – this is our proprietary way of working that creates a culture and capability where we make continuous improvement central to everyone’s role.

The BHP Operating System is giving people throughout BHP both the license and the tools to bring their knowledge to bear in identifying and locking in new and better ways of doing things.

Our Centres of Excellence encourage deep technical capability, allow us to bring in best practice from other industries, and enable faster deployment of improvement ideas across our business.

When we combine these with the power of data, we accelerate improvements across our value chain – from the geoscience required in exploration through to the marketing of our products.

The BHP Operating System supported the delivery of over $1.3 billion in savings and efficiencies in the last financial year.

And we are continuing to grow the talent needed to support us to meet our goals, through initiatives such as our FutureFit Academy, in Perth and Mackay.

We are committed to training 2500 apprentices and trainees through the Academy with an investment of $300 million over five years.

Across issues of safety, of culture and of capability, we are driving BHP forward – and we’re also working to be stronger and better partners to those around us.

BHP Group Limited Annual General Meeting

10 November 2022

Engaging with communities

Given that the timelines of our investments are measured in decades and our operations can be near and part of communities for a hundred years or more – we must be open and collaborative in our dealings with our stakeholders.

We need to be true partners with the full range of stakeholders we work with and rely upon for our success.

This sort of open engagement was integral to the development of the Social Value Framework we announced in June, along with our new 2030 scorecard which stretches our ambitions and provides a more sophisticated way to measure performance.

Our new framework further embeds social value into our thinking, planning and performance, helping us work with others to create better outcomes.

It includes a new 2030 goal of having at least 30% of the area of land and water we steward under conservation, improved land management and restoration, working in partnership with Indigenous peoples and local communities.

To give some perspective on the scale of this goal – 30% of the land and water that we steward is around two million hectares, or half the size of Switzerland.

And as part of our goal to pursue net zero scope three emissions by 2050 we’ve progressed partnerships with some of the world’s biggest steelmakers, representing close to one-fifth of global production.

Our customer partnerships will help advance the green transition of the steel industry through the development of low-carbon steelmaking technologies, and their future application at plant scale.

We also have, through our ventures work, a number of investments in emerging breakthrough technologies focused on carbon free steelmaking.

Our portfolio and growth

We have made significant changes this year to reshape our business with a portfolio more aligned to the global megatrends unfolding around us, so we are better positioned to grow value as demand for our commodities grows.

BHP Group Limited Annual General Meeting

10 November 2022

We have five levers available to grow value for shareholders:

•	Operational excellence and improved productivity; getting better at what we do, every day. This is priority number one and is the lever most within our control.

•	Then it is organic growth: getting more out of the incredible resources we have.

•	Thirdly is exploration: finding new resources and potential growth projects globally.

•

Then comes early-stage entry: getting in on the ground floor with potential Tier 1 deposits, found by others, but not yet developed. Where BHP can bring its capabilities and balance sheet to bear in a positive way.

•	And finally, acquisitions: the right assets, at the right time and at the right value. Always with the discipline to ensure we are creating further value for shareholders.

I have already spoken about our efforts to become more productive.

On the organic growth front:

•

We’ve accelerated studies to unlock more copper at Escondida, including a concentrator strategy and leaching opportunities, and we’re studying two-stage smelting at Olympic Dam and progressing drilling at Oak Dam.

•	At Nickel West, we already have the second largest nickel sulphide resource globally, and we’ve increased exploration spend over the next two years on highly prospective areas.

•	We are also increasing our output at Western Australian Iron Ore to 300Mtpa+, with studies underway for a 330Mtpa option.

•	And Stage 1 of the Jansen Potash project in Canada, where we are looking to bring forward production into 2026, and have already commenced studies for Stage 2.

We are building our suite of options in future facing commodities to ensure the Group is well placed in five to ten years’ time.

Board departures

Before I conclude, I would like to reiterate Ken’s thanks to our two departing directors.

I am pleased that both Malcolm and John are leaving at a time when BHP is seeing improved safety, operational performance, stronger growth, and increased trust from our shareholders.

Both Malcolm and John have been tireless advocates for exactly these things in their time as BHP Directors.

BHP Group Limited Annual General Meeting

10 November 2022

Thank-you both and I hope you’ll be able to look back with some pride on what you have helped to create.

Conclusion

In conclusion, over recent years, BHP has delivered a strong track record of disciplined allocation of capital and operational excellence – returning profits to shareholders while reinvesting in the business.

Our portfolio, our people and our processes are built for enduring success.

We are confident the fundamentals of decarbonisation, population growth, rising living standards and urbanisation will drive demand for the commodities in our reshaped portfolio for decades into the future.

BHP will continue to provide the commodities the world needs and deliver value for our stakeholders. With your support, we will help build a better future.

Thank you.

BHP Group Limited Annual General Meeting 10 November 2022

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; expectations, plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply of materials and skilled employees; anticipated productive lives of projects and mines and facilities. Forward-looking statements may be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. Examples of forward-looking statements contained in this presentation include, without limitation, statements describing (i) our strategy, our values and how we define our success; (ii) our expectations regarding future demand for certain commodities, in particular copper, nickel, iron ore, metallurgical coal, steel and potash, and our intentions, commitments or expectations with respect to our supply of certain commodities, including copper, nickel, iron ore and potash; (iii) our future exploration and partnership plans and perceived benefits and opportunities, including our focus to grow our copper and nickel assets; (iv) the structure of our organisation and portfolio and perceived benefits and opportunities; (v) our outlook for long-term economic growth and other macroeconomic and industry trends; (vi) our projected and expected production and performance levels and development projects; (vii) our expectations regarding our investments, including in potential growth options and technology and innovation, and perceived benefits and opportunities; (vii) our plans for our major projects and related budget allocations; (ix) our expectations, commitments and objectives with respect to sustainability, decarbonisation, natural resource management, climate change and portfolio resilience and timelines and plans to seek to achieve or implement such objectives, including our new 2030 ‘People, Planet and Prosperity’ goals, our approach to equitable change and transitions, our Climate Transition Action Plan, Climate Change Adaptation Strategy and goals, targets and strategies to seek to reduce or support the reduction of greenhouse gas emissions, and related perceived costs, benefits and opportunities for BHP; (x) the assumptions, beliefs and conclusions in our climate change related statements and strategies, including in our Climate Change Report 2020, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (xi) our commitment to social value; (xii) our commitments to sustainability and social value reporting; (xii) our commitments to achieve certain inclusion and diversity targets, aspirations and outcomes; (xv) our commitments to achieve certain targets and outcomes with respect to Indigenous peoples and the communities in which we operate; and (xvii) our commitments to achieve certain health and safety targets and outcomes. Forward-looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this presentation and/or the date of BHP’s planning or scenario analysis processes. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukrainian conflict and COVID-19.For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the minerals or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include: (i) our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; (ii) the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; (iii) activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; (iv) changes in environmental and other regulations; (v) the duration and severity of the Ukraine conflict and the COVID-19 pandemic and their impact on our business; (vi) political or geopolitical uncertainty; (viii) labour unrest; and (viii) other factors identified in the risk factors set out in section 9.1 Operating and Financial Review of our 2022 Annual Report. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2022 compared with the year ended 30 June 2021; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; copper equivalent production based on 2022 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Mitsui Coal (BMC) asset until it was sold to Stanmore Resources on 3 May 2022. Numbers presented may not add up precisely to the totals provided due to rounding. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ‘ourserves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the Appendix 4E for a list of our significant subsidiaries. Those terms do not include non-operated assets. This presentation includes references to BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture operated by BHP (referred to as ‘operated assets’ or ‘operations’) during the period from 1 July 2021 to 30 June 2022. Our functions are also included. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. 2

Joe Collard Chairperson Whadjuk Aboriginal Corporation Cultural Advice Committee

Ken MacKenzie Chair

Your Board Terry Bowen Malcolm Broomhead Ken MacKenzie Xiaoqun Clever Ian Cockerill Michelle Hinchliffe Gary Goldberg Mike Henry Christine O’Reilly Catherine Tanna Dion Weisler Stefanie Wilkinson Group Company Secretary

Ken MacKenzie Chair

Safety and culture

An essential global role

Positioning for the future Climate change

Managing uncertainty

FY22 financial highlights EBITDA EBITDA margin Shareholder cash returns US$40.6 bn 65% 325 US cps “ 16%“ 1% point Payout ratio of 77% Net debt ROCE Total economic contribution US$333 m 48.7% US$78.1 bn ” 92%“ 16.2% points Including US$57.5 bn in Australia Note: All comparisons are against FY21. Net debt excludes vessel lease contracts that are priced with reference to a freight index. EBITDA and EBITDA margin based on continuing operations). EBITDA, EBITDA margin, and ROCE (Return on Capital Employed) exclude exceptional items. 11

Social value

Mike Henry Chief Executive Officer

Financial highlights

Safety, culture and capability

Engaging with communities and delivering on our commitments

Positioned to grow value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2022

BHP Group Limited

By:	/s/ Stefanie Wilkinson
Name:	Stefanie Wilkinson
Title:	Group Company Secretary